August 14, 2015

Sonny Oh

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust III, File No. 811-22655.

Dear Mr. Oh:

On May 26, 2015, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Leland Thomson Reuters Venture Capital Index Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 166 to its registration statement under the Investment Company Act of 1940 on Form N-1A. On July 14, 2015, you provided oral comments with respect to the Fund. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Typographical corrections have been made throughout but are not enumerated in this letter. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity. Certain elements of the revisions to the Prospectus and Statement of Additional Information have been included below or as an attachment to aid in the review of the Registrant's responses.

FACING SHEET

Comment 1. Please include the title of the securities being registered on the facing sheet.

Response. The Registrant has included "Title of Securities Being Registered: Shares of Beneficial Interest" on the facing sheet.

GENERAL

Comment 2. Please confirm that all blanks and missing information will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that all blanks and missing information will be completed in the Fund's next Post-Effective Amendment.

PROSPECTUS

Comment 3. Under the Fund's investment objective, please omit "price" from price performance or add additional disclosures explaining the meaning of price performance.

Response. The Registrant has added additional disclosures explaining the meaning of price performance in the statutory portion of the prospectus under the principal investment strategy section.

Comment 4. Under the fee table please remove footnote number one with respect to acquired fund fees and expenses as it is redundant.

Response. The Registrant has made the requested deletion.

Comment 5. Under the heading "Portfolio Turnover," please consider removing the reference to the historical rate of turnover as the Fund is new.

Response. Upon review and because the Fund is succeeding to the financial history of the predecessor fund pursuant to an agreement and plan of reorganization, the Registrant believes the reference to the historical rate of turnover is consistent with the instructions of Form N-1A.

Comment 6. Please emphasize prominently, through bold font or similar means, that the Fund does not invest directly in venture capital funds or start-up companies.

Response. The Registrant has amended disclosures using an italicized font to state that the Fund does not invest directly in venture capital funds or start-up companies.

Comment 7. Please disclose that the Fund's 80% investment policy is not fundamental and may be changed without shareholder vote.

Response. The Registrant has amended disclosures to state that the Fund's 80% investment policy is not fundamental and may be changed without shareholder vote.

Comment 8. With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles of (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. The Registrant has reviewed current disclosures and believes they are consistent with the principles in the Derivatives Letter and acknowledges that disclosures may need to be amended if the SEC or its staff issues derivative-related guidance not presently addressed by the Registrant, such as that related to segregated assets set aside with respect to total return swap obligations of the Fund.

Comment 9. Under heading entitled Principal Investment Risks, please change "limited" history of operations to "no" history of operations.

Response. The Registrant has made the requested revision.

Comment 10. Under heading entitled Principal Investment Risks, please change "sector exposure" risk to concentration risk.

Response. The Registrant has amended disclosures as requested and made other conforming edits with respect to this risk disclosure.

Comment 11. Under heading entitled Principal Investment Risks, please amend tracking risk to include the risk that the underlying index will not track venture capital returns.

Response. The Registrant has amended disclosures as requested and made other conforming edits with respect to this risk disclosure.

Comment 12. Under description of Class A shares under the heading entitled How to Purchase Shares, please include a description alerting investors that over time 12b-1 fees increase the cost of investment in a manner similar to Class C disclosures.

Response. The Registrant has amended disclosures as requested.

Comment 13. Under description of Exchange Privilege, please clarify what is meant by another Good Harbor fund.

Response. The Registrant has amended disclosures to clarify that another Good Harbor fund is one managed by the adviser that is a series of the Registrant.

Comment 14. Under sections that refer to a "business day" such as the section entitled When Order is Processed, please define business day.

Response. The Registrant has amended disclosures to define business day.

Comment 15. Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please include disclosure alerting investor to the possibility that market timing restrictions might not be able to be applied uniformly and that some market timing shareholders may escape detection while other shareholders bear the costs of market timing.

Response. The Registrant has amended disclosures as requested.

Comment 16. Under section entitled Distribution Fees, please disclose that because of the recurring nature of 12b-1 fees, over time, their cost may exceed the maximum load charges permitted under FINRA regulations.

Response. The Registrant has amended disclosures to include information substantially as follows. Because 12b-1 fees are paid out of a Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. You should be aware that if you hold your Class A or Class C shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of distribution (12b-1) fees.

STATEMENT OF ADDITIONAL INFORMATION

Comment 17. Please review references to prospectus sections to ensure consistency.

Response. The Registrant has amended SAI disclosures to assure consistency with prospectus section headings and titles.

Comment 18. When the Investment Company Act of 1940 limits are referenced in the fundamental investment policies of the Fund, please provide an explanation of these limits.

Response. The Registrant has amended disclosures to include an explanation Investment Company Act of 1940, SEC and staff limits and interpretations as follows.

With respect to interpretations of the SEC or its staff described in paragraph numbers 1 and 6 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Comment 19. Under the section entitled Policies and Procedures for Disclosure of Portfolio Holdings, please disclose that recipients of such information are under duty not to disclose and refrain from trading on such information.

Response. The Registrant has amended disclosures as requested.

Comment 20. Under the description of Class A 12b-1 fees paid, please explain supplementally why there is no Class C 12b-1 fee disclosure.

Response. The Registrant notes that no Class C shares had been issued and, therefore, there were no 12b-1 payments to report.

Comment 21. When describing the reorganization, please include information regarding share classes.

Response. The Registrant has amended reorganization-related disclosures to specify that predecessor fund Institutional Class and Class A shares were exchanged for Class I and Class A Fund shares, respectively.

Comment 22. To the extent information regarding the adviser presented in the SAI, should be presented in the prospectus as instructed under Item 10(a)(1) or (3), please amend the prospectus accordingly.

Response. Upon review, the Registrant believes all prospectus-level Item 10(a)(1) or (3) disclosures have been made.

Comment 23. To the extent information regarding redemptions presented in the SAI, should be presented in the prospectus as instructed under Item 11(c)(1), please amend the prospectus accordingly.

Response. The Registrant has included SAI-level Item 11(c)(1) disclosures in the prospectus.

Comment 24. Please confirm subchapter M tax status disclosures are accurate.

Response. The Registrant so confirms.

Comment 25. Please replace year of birth with age when describing the trustees and officers.

Response. The Registrant notes that it has employed the year of birth convention to avoid the burdensome need to continuously recalculate age by year count and while still communicating the age of the trustees and officers, and believes it, therefore, meets the requirements of Form N-1A. The Registrant also notes it believes this is consistent with the convention employed by many other registrants.

PART C

Comment 26. Please confirm the accuracy of the Item 29 disclosure regarding control and common control.

Response. The Registrant so confirms the accuracy.

Comment 27. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund.

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The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

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